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XKH 4/5

SECI 13014168 ISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore — 828-393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

CATHERINE T BENTLEY NOTARY PUBLIC TRANSYLVANIA COUNTY, N.C.

My Commission Expires March 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition with
Independent Auditors' Report

Carolina Financial Securities, LLC

As of December 31, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Members of
Carolina Financial Securities, LLC:

We have audited the accompanying financial statement of Carolina Financial Securities, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277• 704-369-7200• fax 704-362-0411• www.vfgcpa.com

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Charlotte, North Carolina
February 8, 2013

Carolina Financial Securities, LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	156,297
Accounts receivable, net		16,189
Property and equipment, net		-
Due from related party		69,377
Total assets	$	241,863
Liabilities and Members' Equity		
Accounts payable	$	1,629
Preferred distributions payable		2,400
Accrued expenses		753
Total liabilities		4,782
Members' equity		237,081
Total liabilities and members' equity	$	241,863

Notes to Financial Statements

December 31, 2012

1. Organization

Carolina Financial Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. Management believes the cash balances are not exposed to any significant credit risk.

Accounts Receivable
Accounts receivable are for amounts billed and receivable from clients in connection with investment banking activities. Credit is extended based on evaluation of the client's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful accounts based on review of receivables. No allowance was considered necessary at December 31, 2012. The Company wrote-off $5,443 in receivables during 2012.

Property and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the years ended December 31, 2012, there were no interest or penalties recorded or included in the Company's financial statements.
The Company, which files income tax returns in the U.S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2012, through February 8, 2013, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Property and Equipment

The following is a summary of property and equipment at December 31, 2012:

	Useful Lives		
Computers and office equipment	5 years	$	86,752
Office furniture and fixtures	7 years		45,313
Leasehold improvements	15 years		18,092
			150,157
Accumulated depreciation			(150,157)
Property and equipment, net		$	-

4. Related Party Transactions

The Company advanced funds during prior years to a member, in the amount of $14,529, with no specified interest rate and no specific terms of repayment. An allowance for doubtful accounts has been established to fully reserve the entire amount of the advanced funds.

The Company advanced funds to Rehab Support Services, LLC a related party through common ownership. These advances totaled $69,377 for the year ended December 31, 2012. The advances carry no specified interest rate and no specific repayment terms.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $151,516 and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

6. Members' Equity

The Company has two classes of member equity interest, Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges, and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights; contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.